July 13, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Jeffrey Riedler Assistant Director
RE:	Biodel Inc. Form 10-K for Fiscal Year ended September 30, 2009 Definitive Proxy Statement on Schedule 14A File No. 001-33451
Ladies and Gentlemen:
Biodel Inc. (the “Company” or “Biodel”) respectfully submits this letter in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the letter to Gerard Michel dated June 25, 2010 (the “Comment Letter”) with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”), and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2010 (the “2010 Proxy Statement”). For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
1.	We note your response to the comment included in our letter dated May 16, 2010. To the extent that you believe any possible disclosure relating to individual and corporate performance goals, the levers of achievement of the same, and any other factors considered by your Compensation Committee in making compensation awards could cause you competitive harm, please provide us with an analysis supporting this believe. You may submit this analysis to us confidentially pursuant to Rule 83 of the Commission’s Rules of Practice.
100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

Otherwise, we request that you make an unqualified representation that you will discuss the foregoing items and how they impact your executive compensation in future filings.

Response 1:

We confirm that in future filings the Company intends to discuss all individual and corporate performance goals communicated to the Company’s Named Executive Officers and, to the extent considered by the compensation committee, the level of achievement of those goals, as well as all additional factors or circumstances that are material in determining the discretionary and cash and equity incentive compensation awarded to Named Executive Officers. In making the foregoing statement the Company notes that at the present time it does not believe that disclosure of the Company’s current individual and corporate performance goals, the level of achievement of the same, and any other factors considered by the Company’s Compensation Committee in making compensation awards would cause the Company competitive harm. However, if in the future the Company determines that such disclosure could cause the Company competitive harm, the standard the Company will use to determine whether actual harm will result will be the standard required by Item 4 of the Instructions to Item 402(b) of Regulation S-K.
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As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
In addition, the Company acknowledges that the Division of Enforcement has access to all information we provide to the Staff in its review of our filing or in response to the Staff’s comments on our filing.
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100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

If you should have any questions concerning the foregoing matters, please contact the undersigned at (203) 796-5000.
Sincerely,

/s/ Gerard Michel
Gerard Michel
Chief Financial Officer, Vice President Corporate Development and Treasurer

cc:	Errol B. De Souza, CEO, Biodel Inc. Paul S. Bavier, General Counsel, Biodel Inc. Stuart R. Nayman, Wilmer Cutler Pickering Hale and Dorr LLP
100 saw mill road• Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002